F-Secure Corporation

F-SECURE

02055827

82-5035

October 25, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING NOV 0 4 2002 WASH. D.C. 155 SECTION

PROCESSED NOV 2 1 2002 THOMSON FINANCIAL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

dlw 11/18

Very truly yours,

Jaana Sirkiä
Corporate communicator

PP. Henrietta Malmari

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE October 23, 2002

F-Secure receives world's first security certificate for Windows Powered mobile platforms

F-Secure Corporation is the first company in the world to receive United States government validation from National Institute of Standards and Technology for cryptographic products on the Windows Powered mobile platforms. Microsoft Windows Powered devices include smartphones and PDA devices, such as the HP iPAQ Pocket PC.

The validation gives F-Secure significant competitive advantage in the North American markets as US and Canadian federal government organizations are advised to use validated data security products whenever possible. The certificate is also considered undeniable proof of technological excellence in cryptography and serves as an assurance of high quality for all customers with the most stringent security requirements.

The certified cryptographic module is used in F-Secure FileCrypto for Pocket PC, which is a full-featured content encryption application that provides strong protection for Pocket PC devices against unwanted data disclosure. It has been designed to protect devices in demanding personal use and corporate environments, where fully automatic data protection and strong user authentication is required.

"Security is a key consideration for enterprises interested in deploying mobile solutions given the large amount of data that can be stored in Pocket PCs and on external storage cards," said Douglas Dedo, Marketing Manager for Mobility at Microsoft Corp. "The government certification F-Secure has received is a great validation of its data encryption solution for Windows Powered mobile devices in both public- and private-sector solutions."

The certification is based on the new FIPS 140-2 (The Federal Information Processing Standards Publication 140-2) government standard, which specifies the security requirements that are to be satisfied by a cryptographic module utilized within a security system protecting sensitive or designated information. The validation performed by Atlan Laboratories, an accredited testing laboratory, has verified that the software implementation complies with the requirements that cover eleven areas related to the secure design and implementation of the cryptographic module.

"Being the first company in the world to receive the FIPS 140-2 validation for Windows Powered mobile platforms proves F-Secure's technology leadership in the handheld device security area. The certification strengthens our position in the demanding government sector, which is more and more utilizing mobile technology. The financial community and other security sensitive markets will no doubt value the validated integrity of our mobile security solutions as well," said Ari Hypponen, Chief Technology Officer of F-Secure Corporation.

F-Secure has taken determined steps to validate the high quality of its products through external certifications. Earlier this year, the company received the world's first FIPS 140-2 validation for its cryptographic driver, which is used in F-Secure's security products on Windows 2000, Windows NT and Windows XP operating systems. F-Secure was also the first company to offer FIPS certified SSH client and server solutions.

For more information, please refer to http://www.F-Secure.com and http://csrc.nist.gov/cryptval/140-1/140crt/140crt265.pdf.

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and Compaq.

For more information, please contact:

Bo Sorensen, Vice President, Sales and Marketing
F-Secure Inc.
675 N. First Street
San Jose, CA 95112, USA
Direct: +1 408 350 2329
Mobile: +1 408 806 3219
Fax: +1 408 350 2209
E-mail: Bo.Sorensen@F-Secure.com